BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEWPORT BEACH NEW YORK SAN FRANCISCO SHANGHAI TOKYO WASHINGTON, D.C.

June 26, 2007

Via EDGAR and Federal Express

Confidential

Tom Jones, Examiner, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exar Corporation Registration Statement on Form S-4 Filed May 24, 2007 File No. 333-143243

Dear Mr. Jones:

On behalf of Exar Corporation (the “Company,” “we” or “us”) and in connection with the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 24, 2007 (File No. 143243) (the “Registration Statement”) regarding the proposed merger of the Company and Sipex Corporation (“Sipex”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the Registration Statement as transmitted by a letter dated June 18, 2007. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Amendment No.1 to the Registration Statement (the “Amendment”) is being refiled today via the Commission’s EDGAR system.

Unaudited Pro Forma Combined Condensed Financial Statements, page 150

Note 1. Basis of Presentation, page 154

1.

Tell us more about the conversion of approximately one-half of the Sipex convertible notes as part of the acquisition. In your discussion please clearly explain how the conversion of a portion of the outstanding notes is directly attributable to the

Tom Jones

Securities and Exchange Commission

June 26, 2007

transaction and factually supportable. In addition, please expand your discussion in note (g) to explain how you calculated the reduction in related interest expense.

In response to the Staff’s comment, we respectfully submit that Rodfre Holdings LLC, an affiliate of Future Electronics, owns $15,000,000 of Sipex convertible notes that are convertible into approximately 2.8 million shares of Sipex common stock. This represents 50% of the total outstanding Sipex convertible notes. Future is a related party and its affiliates own approximately 8.6 million shares or 46% of Sipex’s outstanding common stock as of March 31, 2007. Sipex has a distribution agreement that provides for Future to act as Sipex’s sole distributor for certain products within North America and Europe. In connection with the Company’s planned merger with Sipex, the Company entered into a lock-up and standstill agreement with Rodfre Holdings, dated as of May 7, 2007, pursuant to which Rodfre Holdings agreed to convert all of its Sipex convertible notes prior to the closing of the acquisition. No other owners of Sipex convertible notes are required to convert their notes prior to the acquisition. Accordingly, our pro forma financial statements assume the conversion of the Sipex convertible notes held by Rodfre Holdings into approximately 2.8 million shares of Sipex common stock as of April 1, 2006.

Note (g) to our pro forma financial statements on page 158 of the Amendment reflects the related adjustment to eliminate that portion of Sipex’s interest expense associated with the convertible notes held by Rodfre Holdings, incurred during the period from April 1, 2006 through March 31, 2007. We have expanded our discussion in note (g) to explain how we calculated the reduction in interest expense.

2.	We noted your discussion that the fair value of options was estimated using a Black-Scholes model. Tell us and revise your notes to include the significant assumptions used to estimate the fair value of the options.

In response to the Staff’s comment, we have revised our discussion in Note 1. “Basis of Presentation” on page 154 of the Amendment, as follows:

“The fair value of the stock options was determined using the Black-Scholes option pricing model and the following assumptions: fair value of our common stock of $13.97, expected volatility of 25% to 38%, expected life of one to five years, risk-free interest rate of 4.55% to 4.91%, and the expected dividend yields of 0%.”

Preliminary Estimated Purchase Price Allocation, page 155

3.

We note that the excess of the purchase price over the net assets acquired in the acquisition will result in goodwill of approximately $150.5 million. Tell us and revise your discussion to include a discussion of the factors that contributed to a price that

Tom Jones

Securities and Exchange Commission

June 26, 2007

resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

In response to the Staff’s comments, we have revised our discussion in Note 1. “Basis of Presentation” on page 154 of the Amendment to include a discussion of the factors that contributed to a significant reduction in goodwill, as follows:

“The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill. The combination is expected to significantly enhance Exar’s prospects by creating meaningful scale and greater opportunities for growth in the communications, consumer, and industrial markets, within the high margin, mixed signal semiconductor market. Exar believes its leadership in communications based connectivity products is synergistic to the interface and power business at Sipex. In addition, the transaction could result in significant cross-selling opportunities, particularly in Asia. Lastly, it is expected to provide an opportunity for the combined company to have a distributed, low-cost workforce closer to the customer base. These factors primarily contributed to a purchase price in excess of the fair value of the net tangible assets of Sipex acquired that resulted in goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but will be tested for impairment at least annually. Exar can provide no assurance that the amount of goodwill reflected in these pro forma financial statements will not change as a result of changes to the allocation of the purchase price as management completes its review and analysis of Sipex.”

Tangible Assets Acquired and Liabilities Assumed, page 155

4.	Tell us and revise the filing to disclose the basis for your preliminary allocation of $66 million of the purchase price to acquired intangible assets as well as your useful life estimates for the intangibles. Specifically address why you believe these adjustments are factually supportable.

In response to the Staff’s comments we have revised our discussion in Note 1. “Basis of Presentation” on page 155 and 156 of the Amendment, as follows:

“A preliminary estimate of $66.0 million has been allocated to identifiable intangible assets. Based on initial estimates that are subject to change, Exar management expects the identifiable intangible asset categories to include:

Existing technology	$35 million
Patents/core technology	$ 8 million
Customer relationships	$21 million
Trade name/trademarks	$ 2 million

Tom Jones

Securities and Exchange Commission

June 26, 2007

The estimated fair value attributed to existing technology, which is related to Sipex’s existing products in Power Management, Interface, and Optical Storage product families, was determined based on an estimate of the discounted cash flow forecast utilizing an 18% discount rate. The remaining useful life was estimated to be five years based on consideration of historical experience with the rate of change of technology in the various industry segments, analysis of the current product roadmap, and the projected pattern of undiscounted cash flows.

The estimated fair value of the acquired patents/core technology, which is related to a combination of patented and proprietary core architectures, was determined based on a variation of the income approach, known as the royalty savings method. The estimated royalty savings were determined using an assumed royalty rate of 3% of revenue and a discount rate of 18%. The remaining useful lives were estimated to be five to seven years based on consideration of historical experience with the rate of change of technology in the various industry segments, analysis of the life cycles of the existing and IPR&D products that will leverage the patents/core technology, and the projected pattern of undiscounted cash flows.

The estimated fair value attributed to customer relationships, which are related to Sipex’ established distributor and to a lesser extent direct customer relationships, was estimated based on a discounted cash flow forecast using an 18% discount rate. The remaining useful life was estimated to be seven to ten years based on consideration of historical experience with customer attrition and design wins, and the projected pattern of undiscounted cash flows.

The estimated fair value of the trade name/trademarks was determined based on a variation of the income approach, known as the royalty savings method. The estimated royalty savings were determined using an assumed royalty rate of 0.5% of revenue and a discount rate of 18%. The remaining useful life was estimated to be five to seven years based on consideration of historical experience with the rate of change of technology in the various product segments and potential for future brand migration.”

In-process research and development, page 156

5.

We noted your estimate that $5.0 million of the purchase price represents purchased in-process technology. Please revise the filing to describe the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product. Describe the potential effects on

Tom Jones

Securities and Exchange Commission

June 26, 2007

results of operations and financial position if the technology is not successful and timely completed. Describe the current status of the project(s).

In response to the Staff’s comments we have revised our discussion in Note 1. “Basis of Presentation” on page 156 of the Amendment, as follows:

“The in-process technology relates to development projects currently underway at Sipex regarding its Interface and Power Management product families. Within Interface, specific projects relate to new products in its Multiprotocol and RS 485 families. Within Power Management, development activities relate to the commercialization of its Digital Power technology, LED Drivers, DC-DC Regulators and Controllers. All of these projects require further development and testing to bring up to full volume production. IPR&D projects for Interface is expected to require $4 million to complete with expected revenue generation beginning late in calendar year 2007. IPR&D projects for Power Management is expected to require $7 million to complete with expected revenue generation beginning late in calendar year 2007.

The preliminary estimate of the IPR&D of $5.0 million was determined by using the sum of the discounted expected future cash flows attributable to the in-process technology, taking into account the stage of completion, estimated costs to complete, utilization of patents and core technology, the risks related to successful completion, and the markets served. The cash flows derived from the IPR&D were discounted at rates ranging from 20% to 22%. The percentage of completion for these projects ranged from 63% to 67%.

If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.”

Note 2. Pro forma adjustments, page 157

6.	We noted your adjustments to eliminate share based compensation expenses recorded by Sipex under SFAS 123(R) and the corresponding adjustment to record amortization of unearned compensation related to Sipex options assumed. Please address the following:

•	Tell us how your accounting for the Sipex options to be assumed complies with SFAS 141 or other applicable GAAP.

In response to the Staff’s comment, we respectfully advise the Staff that the fair value of the vested and unvested options to be assumed totaling $10.4 million was included as part of the purchase price consideration. This was based on consideration of the following: FAS 141, as

Tom Jones

Securities and Exchange Commission

June 26, 2007

well as FIN 44 and EITF 00-23 using FAS123(R)’s fair value requirements rather than intrinsic value.

The fair value of the unvested assumed options that require continued service subsequent to the closing of the acquisition total $7.1 million. The fair value of the unvested assumed options was calculated using the FAS123(R) requirement to assume a forfeiture rate of which Exar used a rate of 3% to 5%. This amount will be recognized over the future requisite service period using the straight-line attribution method.

•	Tell us and revise your notes to the pro forma combined condensed statement of operations to disclose the significant assumptions used to estimate the fair value of the options by Exar.

In response to the Staff’s comment, with respect to disclosure of significant assumptions used to estimate the fair value of the options, please see our response to the Staff’s comment #2 above and disclosure on page 154 of the Amendment.

•	Explain the nature of and reason for any significant differences between the expense amount recorded by Sipex and the pro forma adjustment you computed.

In response to the Staff’s comment, we respectfully advise the Staff that differences in share based compensation expense recorded by Sipex and the pro forma adjustment made by Exar are primarily the result of differences in the number of unvested Sipex options outstanding as of the assumed acquisition date as compared to the actual number of unvested Sipex options outstanding during the period when Sipex recorded the stock based compensation (i.e., during the twelve months ended March 31, 2007).

7.	Reference is made to adjustments (h), (l) and (o). Tell us and revise your notes herein to provide further information regarding your calculation to record income taxes on a combined basis as well as the reason for the pro forma adjustments to your valuation allowances. In your discussion, please also tell us how you determined; and your basis for, the pro forma combined effective tax rate.

In response to the Staff’s comment, we respectfully advise the Staff that, based on an analysis of financial results for the past several years, we concluded that the combined company would have incurred cumulative losses in recent years. In accordance with SFAS 109 Para. 23, we determined that this negative evidence was sufficient enough to conclude that it was more likely than not that the combined net deferred tax asset (“DTA”), except for those DTAs which would be utilized as a result of the future reversals of existing taxable temporary differences as provided for in SFAS 109 Para. 21 (e.g., deferred tax liabilities related to non-goodwill

Tom Jones

Securities and Exchange Commission

June 26, 2007

intangibles and other temporary differences) would not be realizable. Accordingly, a pro forma adjustment was made to reflect sufficient valuation allowance so that the combined balance sheet reflects no net deferred tax asset or liability.

As a result of the valuation allowance position, the combined company’s tax expense would only relate to current taxes as changes to deferred tax expense are fully offset by corresponding changes in the valuation allowance. Specifically, the current taxes recorded in the pro forma financial statements relate to current foreign and state taxes of the combined company, which could not be reduced by jurisdictional net operating losses and tax credits.

We have revised notes (h), (l) and (o) on pages 158 and 159 of the Amendment to reflect this additional information in response to the Staff’s comment.

8.	Reference is made to adjustment (p). Tell us about and revise this note to provide further information about the adjustments to eliminate Sipex’s deferred income and the adjustment to record a liability associated with price protection and returns associated with Sipex distributor inventory.

In response to the Staff’s comment, we respectfully advise the Staff that Sipex’s "deferred income" presented on its consolidated balance sheet is comprised of deferred sales and related deferred cost of sales on shipments to distributors.

Sipex uses sell-through revenue accounting on shipments to distributors under which Sipex defers sales and related cost of sales on shipments to distributors until the product is sold by the distributors to the distributors’ customers. Title to the inventory and substantially all performance obligations are met upon shipment of the product to the distributors. Sipex defers revenue and the related cost of sales because the price of the product is not fixed or determinable due to price protection and other price concession rights to which certain distributors are entitled. The distributors also have certain stock rotation rights. All such rights lapse when the distributors ship the product to their customers.

Note (p) to the pro forma financial statements includes an adjustment to eliminate Sipex’s deferred income because, in accordance with EITF 01-3 "Accounting in a Business Combination for Deferred Revenue of an Acquiree", a legal performance obligation is not being assumed by Exar with respect to product held by Sipex’s distributors at the time of the acquisition. Note (p) also then includes an adjustment to record the estimated liability assumed by Exar related to price protection and stock rotation rights, to which the distributors are entitled for Sipex products held by the distributors at the time of the acquisition.

Tom Jones

Securities and Exchange Commission

June 26, 2007

We have revised note (p) on pages 159 and 160 of the Amendment to reflect this additional information in response to the Staff’s comment.

9.	Reference is made to adjustment (q). Tell us and revise your note to provide further information about your adjustment to record the fair value adjustment for the Sipex convertible notes. Please explain the nature of the adjustment as well as your calculation.

In response to the Staff’s comment, we respectfully advise the Staff that note (q) to the pro forma financial statements includes two adjustments related to the Sipex convertible notes.

The first adjustment reflects a reduction of $13.3 million representing the assumed conversion of all Sipex convertible notes held by Rodfre Holdings LLC, an affiliate of Future Electronics. As more fully explained in our response to the Staff’s comment # 1 above, Rodfre Holdings LLC owns 50% of Sipex’ convertible notes and our pro forma financial statements assume the conversion of all Sipex convertible notes held by Rodfre Holdings into approximately 2.8 million shares of Sipex common stock as of April 1, 2006.

The second adjustment reflects an increase of $14.1 million to present the 50% of the Sipex convertible notes held by parties other than Rodfre Holdings at fair value. The fair value was determined based on the assumption that the conversion of the notes will take place prior to September 30, 2007 given Sipex’s ability to elect automatic conversion of the notes into shares of common stock upon the satisfaction of certain requirements, all of which are currently expected to be met on or before September 30, 2007. The fair value of the convertible notes was calculated as the sum of:

a.	Value of Exar common stock received upon conversion based on the following: conversion of notes into 1.9 million shares of Exar common stock (2.8 million shares of Sipex common stock multiplied by the fixed acquisition exchange ratio of 0.6679) and a fair value of Exar common stock of $13.97, plus

b.	Interest payments accrued and unpaid through an assumed conversion date, which is currently expected to occur prior to September 30, 2007.

We have revised note (q) on page 160 of the Amendment to reflect this additional information in response to the Staff’s comment.

Tom Jones

Securities and Exchange Commission

June 26, 2007

General

10.	Please update the financial statements to comply with Rule 3-12 of Regulation S-X. Note we may have additional comments after reviewing your updated pro forma financial statements.

In response to the Staff’s comments, we have revised the financial statements to comply with Rule 3-12 of Regulation S-X.

11.	Please include currently dated and signed consents from your independent auditors with any amendment filed.

In response to the Staff’s comment, we have included currently dated and signed consents for Exar’s independent registered public accountants and Sipex’s independent registered public accountants with the Amendment.

12.	We note that on pages 133 and H-22 you refer to an independent appraisal obtained when testing the corporate headquarters facility. Please revise the filing to name the independent valuation expert where referenced and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comment, we have revised the sections including “Sipex Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sipex” on pages 133 and 140, “Sipex Corporation Notes to Consolidated Financial Statements” on page H-22 and “Sipex Corporation Notes to Condensed Consolidated Financial Statements” on page H-45 of the Amendment to remove the reference to the appraisals and independent valuation experts as Sipex management did not intend to expertise the appraisal firms. Sipex Management is responsible for its valuation analysis for the determination of fair value of assets in the impairment analyses.

*    *    *    *    *

Tom Jones

Securities and Exchange Commission

June 26, 2007

If you have any questions or comments relating to the filing, please contact me at (415) 984-8859 or Stephen Sonne at (650) 473-2647, also of this office. Thank you for your attention to this matter.

Sincerely,

/s/ Victoria D. Nassi

Victoria D. Nassi

cc:	Thomas R. Melendrez, Exar Corporation

Scott Kamsler, Exar Corporation

Warren Lazarow, Esq., O’Melveny & Myers LLP

Stephen Sonne, Esq., O’Melveny & Myers LLP

Ray Wallin, Sipex Corporation

Tad Freese, Esq. Latham & Watkins LLP